Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway, Suite 1900

Atlanta, GA 30339

October 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sasha Parikh

Abby Adams

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-1
SEC File No. 333-240036

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-240036) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Thursday, October 29, 2020, at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of Troutman Pepper Hamilton Sanders LLP at (212) 808-2711.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Inhibikase Therapeutics, Inc.

By:	/s/ Milton H. Werner, Ph.D.
Name: Milton H. Werner, Ph.D.
Title: President, Chief Executive Officer

Cc: Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP